Exhibit 99.72

For Immediate Release	November 17, 2020

The Valens Company Adds Clear Emulsion to SōRSE™ by Valens Offering

Kelowna, B.C., November 17, 2020 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, today announced the addition of SōRSE Clear, a stable, clear emulsion with a minimal sensory profile, to the SōRSE by Valens offering for CBD isolate product formats.

SōRSE Technology is a water-soluble emulsion technology designed for product developers to provide consumers with a more consistent cannabinoid experience with user-controlled dosing, demonstrated shelf-stability, and safe ingredients. The Valens Company has been leveraging this emulsion technology to transform cannabis extracts into water-soluble forms and to infuse beverages, edibles and topicals without a cannabis aroma and after-taste.

“As the exclusive partner for the development and custom manufacturing of best-in-class cannabis derivative products in Canada, having access to the highest quality cannabinoid emulsion technology is critically important,” said Tyler Robson, Chief Executive Officer of The Valens Company. “We have made great strides revolutionizing many of our product lines with SōRSE by Valens, including more mature formats such as tinctures, and the addition of SōRSE Clear will only deepen our ability to innovate a diverse portfolio of products for the forthcoming 3.0 market.”

SōRSE Clear is currently available in a liquid format and contains safe, vegan, allergen-free ingredients. The new emulsion offering features multiple benefits including stability, safety, improved sensory experience, homogeneity, and seamless integration. SōRSE Clear also complies with all the main safety and testing protocols, including Good Manufacturing Practices (GMP) and The Global Safety Food Initiative (GFSI).

Howard Lee, Chief Executive Officer of SōRSE, said, “We believe that SōRSE Clear is a game-changer for the cannabis industry and we have no doubt that The Valens Company will harness this technology to continue to formulate the most innovative, premium cannabis-infused products for Canadian consumers.”

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. The Valens Company is the largest manufacturer of derivative products in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

About SōRSE Technology

SōRSE Technology Corporation is a water-soluble emulsion technology designed for product developers to provide consumers with a better, more consistent cannabinoid experience with greater bioavailability, near-perfect dosing, shelf-stability, and safe ingredients. Its patent-pending technology converts oil into SōRSE, a proprietary water- soluble emulsion, for infusing CBD and other functional ingredients into beverages, food items, topicals, and medical applications. SōRSE Technology currently powers more than 45 leading products in the CBD space.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel bans, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5 T.

+1.778.755.0052

www.thevalenscompany.com

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